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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9
                                (AMENDMENT NO. 1)


                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                         DUFF & PHELPS CREDIT RATING CO.
                            (Name of Subject Company)

                         DUFF & PHELPS CREDIT RATING CO.
                      (Names of Person(s) Filing Statement)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    26432F109
                      (Cusip Number of Class of Securities)

                                PAUL J. MCCARTHY
                                  CHAIRMAN AND
                             CHIEF EXECUTIVE OFFICER
                                 17 STATE STREET
                                   12TH FLOOR
                            NEW YORK, NEW YORK 10004
                                 (212) 908-0200
           (Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 WITH A COPY TO:

                           KURT W. FLORIAN, JR., ESQ.
                               KATTEN MUCHIN ZAVIS
                             525 WEST MONROE STREET
                                   SUITE 1600
                          CHICAGO, ILLINOIS 60661-3693
                                 (312) 902-5200

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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                                  INTRODUCTION

Duff & Phelps Credit Rating Co. (the "Company") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the "Schedule 14D-9"), with respect to the tender offer made by FSA Acquisition Corp., a wholly owned subsidiary of Fimalac S.A., for all of the outstanding Shares. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

     The sixteenth paragraph of Section (b)(i) of Item 4 is hereby amended and supplemented in its entirety to read as follows:

     On February 25, 2000, Mr. McCarthy was contacted by the executive vice president of the other third party that had previously expressed an interest in a possible business combination with the Company. Mr. McCarthy advised the other third party that the Company had received a cash offer for a business combination at a significant premium to its current market valuation and that Parent was beginning to prepare appropriate documentation. No further contact was received from the other third party and no business combination proposal was ever received from such other third party.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     Item 5 of the Schedule 14D-9 is hereby amended and supplemented in its entirety to read as follows:

     The Company has retained Peter J. Solomon Company Limited (the "Financial Advisor") to act as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of the Financial Advisor's engagement, the Company has agreed to pay the Financial Advisor the following amounts: (i) a retention fee of $100,000, (ii) $200,000 for rendering an opinion as to the fairness, from a financial point of view, of the consideration to be received in the Offer and the Merger by the holders of Shares and (iii) $700,000 upon consummation of the Transaction. The Company also has agreed to reimburse the Financial Advisor for reasonable out-of-pocket expenses, including the reasonable fees, disbursements and other charges of its legal counsel, and to indemnify the Financial Advisor and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of the Financial Advisor's engagement.

     Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the stockholders of the Company on its behalf concerning the Offer and the Merger.

     The Financial Advisor has consented to the reproduction in full of its fairness opinion in the Schedule 14D-9. A copy of the Financial Advisor's opinion is attached hereto as Annex B.

ITEM 9. EXHIBITS.

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:


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(a)(7) Revised Fairness Opinion of Peter J. Solomon Company Limited, dated March
       6, 2000, attached hereto as Annex B.





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                                    SIGNATURE

     AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                              DUFF & PHELPS CREDIT RATING CO.



                              By: /S/ PAUL J. MCCARTHY
                                  ----------------------------------------
                                      Paul J. McCarthy
                                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Dated: March 29, 2000


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                                     ANNEX B


                [LETTERHEAD OF PETER J. SOLOMON COMPANY LIMITED]


                                  March 6, 2000



The Board of Directors
Duff & Phelps Credit Rating Co.
55 East Monroe Street
Chicago, IL  60603

Ladies and Gentlemen:

         You have asked us to advise you as to the fairness from a financial point of view to the holders of Common Stock, no par value ("Company Common Stock") of Duff & Phelps Credit Rating Co. (the "Company") of the consideration of $100 per share of Company Common Stock proposed to be paid by Fimalac, S.A., a French SOCIETE ANONYME ("Parent") pursuant to the terms of the Agreement and Plan of Merger, dated as of March 6, 2000 (the "Agreement"), between Parent, Fimalac, Inc. ("Frank-U.S."), a wholly owned subsidiary of Parent, FSA Acquisition Corp. ("Acquisition Sub"), a wholly owned subsidiary of Frank-U.S., and the Company. The Agreement provides for a tender offer (the "Offer") by Acquisition Sub to acquire all outstanding shares of the Company Common Stock pursuant to which Acquisition Sub will pay $100 for each share of Company Common Stock accepted for payment in the Offer. The Agreement further provides that following completion of the Offer, Acquisition Sub will be merged (the "Merger" and, together with the Offer, the "Acquisition") with and into the Company and each outstanding share of Company Common Stock will be converted in the Merger into the right to receive $100 in cash.

     For purposes of the opinion set forth herein, we have:

          (i) reviewed the Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the three years ended December 31, 1998, and certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company, and certain other public communications from the Company to its stockholders;

         (ii) reviewed certain internal financial analyses and forecasts of the Company prepared by the management of the Company;

        (iii) discussed the past and current operations, financial condition and prospects of the Company with senior management of the Company;

         (iv) reviewed the reported prices and trading activity of the Company Common Stock;

          (v) compared the financial performance and condition of the Company and the reported prices and trading activity of the Company Common Stock with that of certain other comparable publicly traded companies;


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         (vi)  reviewed publicly available information regarding the financial terms of certain recent business combination transactions in the financial services industry specifically and other industries generally which were comparable, in whole or in part, to the Acquisition;

        (vii) participated in certain discussions among representatives each of the Parent and the Company;

       (viii)  reviewed the Agreement; and

         (ix)  performed such other analyses as we have deemed appropriate.

     We have assumed and relied upon the accuracy and completeness of the information reviewed by us for the purposes of this opinion and we have not assumed any responsibility for independent verification of such information. With respect to the financial projections, we have assumed that the financial projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have not made an independent evaluation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such evaluation or appraisal. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

     We were retained by the Company solely to render an opinion as to the fairness from a financial point of view of the consideration to be received by the holders of Company Common Stock from Parent in the Acquisition. We were not engaged to solicit, and did not solicit, interest from any party with respect to a merger or other business combination transaction involving the Company. We will receive a fee for our services, a portion of which is payable upon the delivery of this opinion. In the past, we have provided other financial advisory services to the Company and have received fees for rendering these services.

     This letter is for the information of the Board of Directors of the Company in connection with its consideration of the Acquisition and does not constitute a recommendation to any holder of Company Common Stock as to whether or not such holder should tender any shares of Company Common Stock in the Offer or how any such holder should vote on the Merger. This letter is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent, except that this letter may be attached in its entirety as an exhibit to the Company's Schedule 14D-9 relating to the Offer.

     Based on, and subject to, the foregoing and other matters as we consider relevant, we are of the opinion that on the date hereof, the consideration to be received by the holders of Company Common Stock in connection with the Acquisition is fair from a financial point of view to the holders of Company Common Stock.

                                      Very truly yours,


                                      PETER J. SOLOMON COMPANY LIMITED


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